UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Result of AGM



Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 25 April 2008 was 808,358,605.

Resolution Description                For and        Against       Abstain
                                      Discretionary
Resolution To receive the 2007 report  507,993,200        20,742       619,252
1          and accounts

Resolution To declare a final          507,563,984        16,817     1,052,393
2          dividend

Resolution To re-elect Terry Burns     471,707,279     3,121,700    33,804,215
3

Resolution To re-elect Ken Hydon       507,052,119       933,413       647,662
4

Resolution To re-elect Glen Moreno     506,256,690     1,709,180       667,324
5

Resolution To re-elect Marjorie        498,208,228     9,784,599       640,367
6          Scardino

Resolution To approve the report on    426,697,067    59,035,607    22,900,520
7          directors' remuneration

Resolution To reappoint the auditors   499,994,296     8,033,890       605,008
8

Resolution To determine the            504,221,629     3,784,134       627,431
9          remuneration of the
           auditors

Resolution To authorise the company    503,213,390     1,615,891     3,803,913
10         to allot ordinary shares

Resolution To increase the authorised  507,574,433       401,322       657,439
11         share capital

Resolution To waive the pre-emption    504,658,224       473,195     3,501,775
12         rights

Resolution To authorise the company    507,894,027       109,969       629,198
13         to purchase its own shares

Resolution To adopt new Articles of    504,659,854     2,771,909     1,201,431
14         Association

Resolution To renew the Annual Bonus   441,103,127    23,983,928    43,546,139
15         Share Matching Plan



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 April 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary